Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Global Engine Group Holding Limited on Amendment No.6 to Form F-1 (File No. 333-266919) of our report dated December 6, 2022, with respect to our audits of the consolidated financial statements of Global Engine Group Holding Limited and Subsidiaries as of June 30, 2022 and 2021, and for each of the years in the two-year period ended June 30, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

We were dismissed as auditors on January 20, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

August 29, 2023